ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608-274-0300

March 9, 2010

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Michelle Roberts

Re:           Ultra Series Fund (“Registrant”)
Form N-14 Registration Statement, File No. 333-164840

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and Mosaic Funds Distributor, LLC, the Registrant’s principal distributor, hereby request that the Registration Statement referred to above be accelerated and declared effective on March 12, 2010, or as soon thereafter as is reasonably practicable.  In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (608) 216-9147 with any questions or comments regarding the Registration Statement.

Sincerely,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer

AFFIRMED:
Mosaic Funds Distributor, LLC

_/s/ W. Richard Mason___________________________
W. Richard Mason
Corporate Counsel and Chief Compliance Officer